PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-131 September 21, 2006

Increase in Platinum Resources and Resource Confidence Readies Western Bushveld Joint Venture Platinum Project for Pre-feasibility Study

Vancouver/Johannesburg September 21, 2006… Platinum Group Metals Ltd. announced today a 116% increase in Indicated Resources on its Western Bushveld Joint Venture (WBJV) from 2.573 million ounces to 5.546 million ounces in the Indicated 4E (platinum, palladium, rhodium and gold) category for the initial project area. In addition the resource calculation includes a new Measured Resource of 0.744 million ounces 4E.

The updated Measured and Indicated Resource base totalling an estimated 6.290 million ounces 4E will be used in the Pre-feasibility Study which is expected to be delivered by the independent engineers in October 2006. The updated Inferred Resource estimate of 2.006 million ounces, which is not included in the Pre-feasibility Study, represents future opportunity and could enhance any implemented mining profile.

“As a result of the increase in the size and confidence of the declared resources, we look forward to a long-life, robust mine plan resulting from the pending Pre-feasibility Study,” said R. Michael Jones, President of Platinum Group Metals Ltd. “As mine planning on the Project 1 area continues, our drilling efforts will now focus on the exploration upside offered by the unexplored regions of the second and third project areas within the Western Bushveld Joint Venture.”

The mine Pre-feasibility Study, including the financial model of the project will be based on the increased Indicated and Measured Resources. The mine plan may include decline shafts to access near surface material and a vertical shaft to access the deeper areas of the deposit.

The Pre-feasibility Study is expected to be completed and delivered to the partners of the WBJV in October 2006 by independent engineering firm Turnberry Projects. “Drilling to complete this resources upgrade took longer than expected, and PTM involved the partners Anglo Platinum and Africa Wide Mineral Prospecting and Exploration in the mine design process. The resulting study will benefit from their experience and input,” said R. Michael Jones.

About 40% of the WBJV project area has now been classified as a resource by the drilling to date. Drilling is planned to continue on Projects 2 and 3 as Project 1 advances through the engineering and mine design process. Inferred 4E resources have changed from 5.141 million ounces to 2.006 million ounces as a result of moving ounces to the higher confidence categories of Indicated and Measured (Please see tables below for full details).

The Western Bushveld Joint Venture is owned 37% by PTM, 37% by the world’s largest primary platinum producer, Anglo Platinum (AMS-JSE), and 26% by Black Economic Empowerment company, Africa Wide Mineral Prospecting and Exploration.

Measured Resources WBJV

Updated 15 September, 2006 Independent Estimate: See Cautionary Notes

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	2.186	7.11	1.24	15.542	0.500
UG2 (*3)	100	2.266	3.35	1.47	7.591	0.244
Total Measured		4.452	5.20		23.133	0.744

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.42	26.00%	1.85	5.12%	0.36	6.70%	0.48
UG2 (*3)	64.21%	2.15	24.00%	0.80	10.48%	0.35	1.31%	0.05

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*3) UG2: Upper Group Number 2 Chromitite Seam

Indicated Resources

Updated 15 September, 2006 Independent Estimate WBJV: See Cautionary Notes

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	14.933	6.46	1.26	96.467	3.102
MR CR (*2)	300	0.183	5.68	1.01	1.040	0.033
UG2 (*3)	100	25.168	2.98	1.50	75.001	2.411
Total Indicated		40.284	4.28		172.508	5.546

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.02	26.00%	1.68	5.12%	0.33	6.70%	0.43
MR CR (*2)	62.18%	3.53	26.00%	1.48	5.12%	0.29	6.70%	0.38
UG2 (*3)	64.21%	1.91	24.00%	0.72	10.48%	0.31	1.31%	0.04

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*2) MR CR: Merensky Reef – Chromitite Contact Reef

(*3) UG2: Upper Group Number 2 Chromitite Seam

Inferred Resources

Updated 15 September, 2006 Independent Estimate WBJV: See Cautionary Notes

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	3.257	6.56	1.22	21.366	0.687
MR CR (*2)	300	0.002	3.50	1.00	0.007	0.0002
UG2 (*3)	100	11.792	3.48	1.50	41.036	1.319
Total Inferred		15.051	4.15		62.409	2.006

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.08	26.00%	1.70	5.12%	0.34	6.70%	0.44
MR CR (*2)	62.18%	2.18	26.00%	0.91	5.12%	0.18	6.70%	0.23
UG2 (*3)	64.21%	2.23	24.00%	0.84	10.48%	0.36	1.31%	0.05

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*2) MR CR: Merensky Reef – Chromitite Contact Reef

(*3) UG2: Upper Group Number 2 Chromitite Seam

Resource Details

The resources declared have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as “Reserves”. However, a limited amount of additional drilling is planned within the resources to further increase the Measured category for the initial years of the mine plan for the bankable feasibility study.

The resource base is at a suitable confidence level to allow finalization of Pre-feasibility design process and can be included in the financial model under SAMREC and NI43-101 guidelines.

The mining width included in the resource calculation for the Merensky Reef has changed from 1.22 metres (Indicated Resource, March 28, 2006) to 1.24 metres (Measured MR FPP). The UG-2 reef’s diluted mining cut width estimate of 1.42 (Indicated Resource, March 28, 2006) has increased to 1.47 metres (Measured UG2).

The grade thickness (centimetre gram per tonne) cut-off was determined by looking at operating costs and mining methods for other platinum mines nearby in the Bushveld Complex, including the adjoining BRPM platinum mine which is currently producing approximately 200,000 ounces of refined platinum per annum. Operating costs, metal prices and the exchange rates will be updated in the Pre-feasibility Study expected shortly.

PTM has completed approximately 60,000 metres of drilling in 120 boreholes and this update includes the results up to borehole WBJV120, along with previous results from earlier drilling conducted by Anglo Platinum. The resources are estimated under SAMREC guidelines using the kriging statistical method. The Indicated and Measured Resources have a drill grid spacing of approximately 250 metres or less. The resource estimate has been calculated using simple kriging and these methods have been completed on 4E values (centimetre grams per tonne). The resources have been estimated over an appropriate mining cut thickness.

In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 18% for the Merensky Reef and 19% for the UG2 Reef over the project resource area and the resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) have been estimated using the arithmetic mean over the mining cuts for the entire database (The results of the prill split estimates are as shown in the resource tables above).

Qualified Person, Data Verification, Quality Control and Assurance

Charles Muller is the Independent Qualified Person, “QP”, for the resource assessment, this resource report and this Press Release. He has also been the overall QP for the December 12, 2005 Resource Update and the Preliminary Assessment Report filed on Sedar August 12, 2005. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. In addition to data verification procedures for confirmation and entry of the drill data into the kriged resource model, Muller is familiar with the internal PTM QP’s work and the history of work on these reef deposits over the past 10 years. PTM’s internal QPs are responsible for the collection of geological data and sampling information during the drilling program.

Samples were analyzed under PTM’s and Anglo Platinum’s protocols previously published and filed on Sedar (August 12, 2005) for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. PTM’s samples were analyzed at accredited laboratories: Set Point Laboratories, in Johannesburg, and Genalysis Laboratories in Perth, Australia.

As operator, PTM is responsible for exploration and engineering activities of the Western Bushveld Joint Venture.

Further Cautionary Notes: Cautionary Note to U.S. and All Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release and our web site also contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Information with respect to other deposits is referred to here and on the company website as a result of the material importance of the Bushveld Complex to platinum specifically, and the adjoining mines are considered for the determination of cut-off for resources.

About Platinum Group Metals Ltd. (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa, including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. The Western Limb of the Bushveld Complex is responsible for approximately 70% of the annual platinum production of the world. The Western Bushveld Joint Venture, where PTM has earned a 37% interest, includes Measured Indicated and Inferred Resources with further areas under drilling investigation. Anglo Platinum, the world leader in platinum, holds a 37% interest and Africa Wide, a Black Economic Empowerment Company under South Africa’s Mining Charter, holds a 26% interest.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource estimates or any reference to potential mine plans will be supported by a Pre-feasibility or Feasibility Study or that any forward looking event will come to pass. The data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project has not been confirmed or applied for and the process for such application is new in the Republic of South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further working capital will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.